UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Moskowitz, David K.
   5701 South Santa Fe Drive
   Littleton, CO  80120
   U.S.A.
2. Issuer Name and Ticker or Trading Symbol
   Echostar Communications Corporation
   DISH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   1/00
5. If Amendment, Date of Original (Month/Year)
   2/00
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Senior Vice President, General Counsel and Secretary
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Class A Common Stock       |1/6/00|M   | |148,978           |A  |$2.33      |                   |      |                           |
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Class A Common Stock       |1/6/00|M   | |46,267            |A  |$4.25      |                   |      |                           |
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Class A Common Stock       |1/28/0|A   |V|10                |A  |(1)        |237,587 (2)        |D     |                           |
                           |0     |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |8,368 (2)          |I     |(3)                        |
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                           |      |    | |                  |   |           |4,092 (2)          |I     |(4)                        |
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                           |      |    | |                  |   |           |664 (2)            |I     |(5)                        |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
Employee Stock Option |$2.33   |1/6/0|M   |V|148,978    |D  |(6)  |(7)  |Class A Comm|124,978|       |36,794      |   |            |
(Right to Buy)        |        |0    |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Employee Stock Option |$4.25   |1/6/0|M   |V|11,851     |D  |(8)  |(7)  |Class A Comm|11,851 |       |11,852      |   |            |
(Right to Buy)        |        |0    |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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Employee Stock Option |$4.25   |1/6/0|M   |V|34,416     |D  |(9)  |(7)  |Class A Comm|34,416 |       |72,000      |   |            |
(Right to Buy)        |        |0    |    | |           |   |     |     |on Stock    |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) The shares were awarded without cost to the reporting person, pursuant to the 1999 Launch Bonus Plan of the Company for past services to the Company.
(2) The shares have been adjusted to reflect the two-for-one stock splits of the Company's common stock which took place in July 1999 and October 1999.
(3) On March 19, 1999, the Company issued an additional 65,000 shares of Class A Common Stock to EchoStar Communications Corporation's 401(k) Employees' Savings Plan (the "Plan"). The number of shares reported in column 5 represents the total number of shares allocated to the reporting person's account through the Plan to date. The reporting person has dispositive, but no voting power with respect to the shares.
(4) The shares are held by the reporting person in trust for the benefit of the minor children of Charles W. Ergen, the Chief Executive Officer of the Company.
 The reporting person disclaims
beneficial ownership of the
shares.
(5) The shares are held by the reporting person as custodian for his minor children.
(6) The shares underlying the option vested at the rate of 20% per year, commencing on May 6, 1995.
(7) Each portion of the option expires five years from the date on which that portion of the option first becomes exercisable.
(8) The shares underlying the option vested at the rate of 20% per year, commencing on December 22, 1996.
(9) The shares underlying the option vested at the rate of 20% per year, commencing on February 12, 1998.
SIGNATURE OF REPORTING PERSON
                       David K. Moskowitz
DATE
              4/4/00